Exhibit III

Breakdown of registered

securities held by or

for the account of the registrant

	Amount as to which			Amount held by or for the account of
Title of Issue	registration is effective			the Registrant

0.50% Notes due August 15, 2016	USD		5,000,000,000	USD		37,860,000
4.625% Notes due April 15, 2020	EUR	(1)	5,000,000,000	EUR	(1)	11,760,000

(1)	The USD equivalent amount may be calculated using the EUR/USD conversion rate of 1.0887 as at December 31, 2015